October 17, 2011

Via EDGAR

Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ryan Houseal, Attorney-Advisor

RE:  SHOPEYE, INC.
     WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
     FILED AUGUST 5, 2011
     FILE NO. 333-176098

Mr. Houseal:

         The undersigned registrant hereby withdraws its request for acceleration of effectiveness of the above-captioned Registration Statement for Thursday, October 13, 2011 by 5:00PM, Eastern Standard Time, as originally filed on October 12, 2011.

         Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 916-337-8936.

Sincerely,

/s/ Chris Marsh

Chris Marsh
Chief Executive Officer
ShopEye, Inc.